WOODSIDE
AUSTRALIAN ENERGY

03 NOV -3 AM 7:21

16 October 2003

[redacted]

03037081

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Report for the Quarter Ended 30 September 2003, lodged with the Australian Stock Exchange on 16 October 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 11/4

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

82-2280

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2003

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 September 2003 was as follows:

		Qtr.3 2003	Qtr.3 2002	9 months 2003	9 months 2002
DOMESTIC GAS	Deliveries (av.tj/day)	306	277	304	256
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	363,867	354,613	1,030,742	947,250
	Sales Delivered (Tonnes)	362,641	352,222	1,020,063	932,806
	Cargoes Delivered	36	37	105	98
CONDENSATE	Production (Barrels)	2,489,524	2,660,709	7,688,170	7,347,425
	Sales (Barrels)	2,203,468	2,594,379	7,432,690	7,153,971
COSSACK OIL	Production (Barrels)	1,603,569	1,878,407	4,875,877	5,625,516
	Sales (Barrels)	1,274,098	1,955,317	5,145,312	5,835,434
LAMINARIA OIL	Production (Barrels)	2,031,505	4,599,687	6,729,176	12,120,638
	Sales (Barrels)	2,711,520	4,809,723	7,204,509	11,629,323
LEGENDRE OIL	Production (Barrels)	1,499,182	1,340,489	3,596,756	4,022,878
	Sales (Barrels)	1,454,085	1,448,896	3,736,548	3,979,241
LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	34,203	36,334	99,519	104,418
	Sales (Tonnes)	0	42,854	82,015	82,644
TOTAL	**Production (boe)**	**15,251,365**	**17,617,418**	**45,149,954**	**48,488,895**
	Sales (boe)	**14,991,819**	**17,914,225**	**45,528,945**	**47,606,013**

Note: Conversion Factors: refer to last page

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above expectation at 613 TJ per day (Woodside share 306 TJ per day) due to high customer demand. This represented a quarterly production record for domestic gas.
- LNG: production was well above expectation at 23,730 tonnes per day (Woodside share 3,955 tonnes per day) due to high customer demand and excellent operational performance enabling greater asset utilisation.
- Condensate: production was slightly below expectation at 111,020 bbl per day (Woodside share 27,060 bbl per day) due to supply constraints as a result of high gas demand.
- Cossack Pioneer Oil: production was above expectation at 104,581 bbl per day (Woodside share 17,430 bbl per day) due to better than forecast reservoir performance.
- LPG: production was slightly below expectation at 2,231 tonnes per day (Woodside share 372 tonnes per day) due to supply constraints of LPG rich fluids as a result of higher gas demand.
- Production in the fourth quarter, especially condensate, will be lower due to the planned shutdown associated with the second trunkline project and due to the usual seasonal factors.

Laminaria and Corallina

- Production was above expectation at 45,458 bbl per day (Woodside share 22,082 bbl per day) due to high facility uptime and higher production due to better than forecast reservoir performance.

Legendre

- Production was above expectation at 35,471 bbl per day (Woodside share 16,295 bbl per day) due to strong production from the new horizontal development well (Legendre North-4H) and improved gas compressor reliability.
- In line with expectation, production is now in natural decline. At quarter end production from the Legendre fields was averaging 34,000 bbl per day (Woodside share 15,620 bbl per day).

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Samoa-1	USA	G21314 / BA10	50	Plugged and abandoned
Carteret-1	Australia	WA-4-L	33.3	Plugged and abandoned
Neptune-5 (& sidetracks 1 & 2)	USA	G08035 / AT574	20	Oil appraisal : well and sidetracks encountered a gross column of approx 1,300 feet (413 m), with more than 500 feet (159 m) of net oil pay. Sidetrack 2 was completed as a potential future production well.
Chinguetti-4-5	Mauritania	PSC Area B	35	Oil appraisal : completion operations underway prior to production testing.

Planned fourth quarter 2003 exploration wells:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
Midway-1	USA	G04559 / BA39	50	Target Oil : Spudded 5 Sept.
Tiof-1	Mauritania	PSC Area B	35	Target Oil
Poune-1	Mauritania	PSC Area B	35	Target Oil

EXPLORATION INVESTMENTS / DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	T/34P	62.50	62.50	Permit Awarded
Australia	WA-347-P	100.00	100.00	Permit Awarded
Australia	WA-348-P	100.00	100.00	Permit Awarded
East Africa	Kenya L-6, L-8, L-9	50.00	50.00	Farm-In
USA	G20287 / WR165 G20288 / WR166	(6.78)	0	Relinquished
USA	G20480 / AM91 G20481 / AM92 G20482 / AM93	(33.33)	0	Relinquished
USA	G20921 / KC510 G20929 / KC554	(6.00)	0	Relinquished
USA	G16597 / MC294	7.50	20.00	Transfer of Equity
USA	G18542 / AT279	83.33	100.00	Transfer of Equity

USA	G20267 / WR77	(6.78)	0	Transfer of Equity
USA	G19182 / GB818 G19196 / GB860 G17449 / GB861 G17458 / GB 875 G17461 / GB905 G17462 / GB906 G19219 / GB943 G19220 / GB944 G17471 / GB950 G17480 / GB995	33.33	33.33	Farm-in – Conoco Phillips
USA	G25505 / MUA51	37.5	37.5	Purchased at lease sale

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr.3 2003	Qtr.3 2002	9 months 2003	9 months 2002
Sales Revenue ($M)				
Gas Domgas & LNG	181.3	192.3	539.6	484.7
Liquids				
Condensate	89.6	119.8	322.6	286.1
Cossack Oil	54.0	92.7	234.0	238.9
Laminaria Oil	110.4	208.3	296.4	449.5
Legendre Oil	60.0	66.0	162.3	158.2
Liquefied Petroleum Gas	0.0	17.8	37.6	32.1
LNG Ship Charter Revenue	10.0	11.9	31.4	36.4
Total	505.3	708.8	1,623.9	1,685.9
Exploration and Evaluation Expenditure ($M)[1]				
Exploration				
Expensed[2]	50.4	41.7	223.8	125.1
Capitalised (net)[3]	-7.7	12.5	21.8	37.6
Evaluation[4]				
Expensed	0.0	0.0	0.0	0.0
Capitalised	25.2	9.2	65.0	27.8
Total	67.9	63.4	310.6	190.5
Capital Expenditure				
Oil & Gas Properties	83.0	77.3	234.4	231.8
Other Property, Plant & Equipment	9.3	8.5	58.8	25.5
Total	92.3	85.8	293.2	257.3

1. Compared with figures released last year (Exploration expensed Q3 2002 $7.2 M and 9 months 2002 $34.9 M, Exploration capitalised Q3 2002 $65.0 M and 9 months 2002 $106.0 M, Property Plant & Equipment, Evaluation & Development Capex Q3 2002 $179.9 M and 9 months 2002 $376.7 M), the 2002 comparatives above now reflect the adoption of successful efforts accounting. For the purposes of this report the 2002 full year amounts have been allocated equally over the four quarters for the purpose of comparison with the actuals of the relevant quarter of this current year.

2. Current year Exploration Expenditure represents pre-drilling exploration expenditure, expenditure on dry wells and amortisation of exploration permit acquisition costs. It also includes expenditure where drilling results were pending at the end of the prior period and exploration was subsequently found to be unsuccessful.

3. Exploration Capitalised represents expenditure on successful wells and permit acquisition costs during the period and is net of amortisation of exploration permit acquisition costs and net of pending well costs reclassified to expense upon finalisation of well results. In line with this, Q3 2003 is negative due to amortisation of permit attribution costs and re-classification of pending costs outweighing capitalised costs incurred in the quarter.

4. Evaluation Expenditure represents evaluation/appraisal on properties on which there has been a successful discovery well.

Conversion Factors*	Factor		2003	2002
Domestic Gas	1tj	=	163.6 boe	163.4 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.865 boe
Condensate	1 bbl	=	0.9031 boe	0.8979 boe
Cossack Oil	1 bbl	=	0.9751 boe	0.9749 boe
Laminaria Oil**	1 bbl	=	0.9115 boe	0.9749 boe
Legendre Oil	1 bbl	=	0.9718 boe	0.9749 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1501 boe

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream.
** the conversion factor for Laminaria Oil reduced from 0.9750 to 0.9115 on 1 July 2003.



ANTHONY NIARDONE
ASSISTANT COMPANY SECRETARY

FOR INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592